UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5
Av. Lázaro Cárdenas 2225
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

   Yes    No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA postpones Global Public Secondary Offering

Mexico City, May 16, 2013 – Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest infrastructure and construction company in Mexico, and Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced today that ICA has elected not to conclude and to postpone the registered public offering of OMA’s Series B shares by Aeroinvest, S.A. de C.V., ICA’s indirect wholly owned subsidiary, because of market conditions.

ICA reiterated its solid financial position and stated that despite meeting strong demand, global market volatility in the past weeks led to the decision to postpone the offering.

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to various factors, including (with respect to ICA) material changes in the performance or terms of its concessions, ability to obtain additional debt or equity financing on attractive terms, developments in legal proceedings, economic and political conditions and government policies in Mexico or elsewhere, inflation and exchange rates, regulatory developments, and customer demand and competition; and (with respect to OMA) governmental regulations governing airport operations, airport concessions, and maximum rates, air traffic volumes, U.S. and global economic activity, fuel prices, terrorist attacks, factors affecting Mexican tourism, and tax claims asserted by municipalities.  These and other risk factors are set forth in ICA’s and OMA’s most recent filings on Form 20-F and in any filings or submissions the companies have made with the SEC subsequent to their most recent filings on Form 20-F.  All forward-looking statements are based on information available to ICA and OMA on the date hereof, and neither ICA nor OMA assumes any obligation to update such statements.

About ICA

Empresas ICA, S.A.B. de C.V., is Mexico's largest infrastructure company.  ICA carries out large-scale civil and industrial construction projects and operates a portfolio of long-term assets, including airports, toll roads, water systems, and real estate.  Founded in 1947, lCA is listed on the Mexican and New York Stock exchanges.  For more information, visit www.ica.com.mx/ir.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico.  OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities.  OMA also operates a hotel inside Terminal 2 of the Mexico City airport.  OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008.  OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator.  OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB).  For more information, please visit us at:

•	Website:	http://www.oma.aero
•	Twitter:	http://twitter.com/OMAeropuertos
•	Facebook:	http://www.facebook.com/pages/OMA/137924482889484

For more information contact

ICA
Victor Bravo, CFO
vbravo@ica.mx

Gabriel de la Concha, CIO
gabriel.delaconcha@ica.mx

relacion.inversionistas@ica.mx
+52 (55) 5272 9991 ext.3696

OMA
José Luis Guerrero Cortés, CFO
jlguerrero@oma.aero
+52 (81) 8625 4300 ext. 308

In the United States:

Daniel Wilson, Zemi Communications
+1 (212) 689 9560
dbmwilson@zemi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: June 28, 2013